                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                  (Rule 13d-1)

                    Under the Securities Exchange Act of 1934



                              CYBEROPTICLABS, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   23253A 103
                                 --------------
                                 (CUSIP Number)


                             EEL POINT PARTNERS INC.
                               4222 Post Road East
                          Fairfield, Connecticut 06830
                                 (203) 858 7770
                                 --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 1, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

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_______________________________________________________________________________

CUSIP No.  23253A 10 3              SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                EEL POINT PARTNERS, INC.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)  [ ]
                                                                (B)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           00 (See Item 3)
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       8,625,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       8,625,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,625,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x]
          See Item 5
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          CO
_____________________________________________________________________________

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Item 1.  Security and Issuer

         This statement relates to the acquisition by Eel Point Partners Inc., a New York corporation ("EPP"), of 8,625,000 shares of common stock of CyberOpticLabs, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 509 Westport Avenue, Norwalk, Connecticut 06851.

Item 2.  Identity and Background

         This statement is being filed by EPP. The principal executive offices of EPP are located at 4222 Post Road East, Fairfield, Connecticut 06830.

         Keith Minella is the sole director and officer of EPP. Mr. Minella's principal business address is located at 4222 Post Road East, Fairfield, Connecticut 06830. Mr. Minella is a citizen of the United States. Mr. Minella is an executive in the insurance business.

         During the last five years, neither EPP nor Mr. Minella has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Contribution and Exchange Agreement, dated November 30, 2000 (the "Contribution Agreement"), between the Issuer, ISG Group, Inc. ("ISG") and all the shareholders of record of ISG, EPP acquired 8,625,000 shares of common stock of the Issuer (the "Securities") in exchange for 8,625,000 shares of common stock of ISG. The Contribution Agreement is incorporated herein by reference to Exhibit 2.02 to the Issuer's Report on Form 8-K, dated January 2, 2001, as filed with the Securities and Exchange Commission.

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Item 4.  Purpose of Transaction.

         The Securities were acquired for investment purposes. Subject to the limitations set forth in the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder, EPP may at any time determine to dispose of some or all of the Securities. Any decision by EPP to dispose of some or all of the Securities will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of EPP and general economic and market conditions.

         Except as set forth above, neither EPP nor Mr. Minella has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amended; or (j) any action similar to any of those enumerated above. EPP may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.  Interest in Securities of the Issuer

         (a) EPP is the registered and direct beneficial owner of the Securities. EPP may also be deemed to be the indirect beneficial owner of (i) 1,250,000 shares of Common Stock owned by Melanie Minella, (ii) 250,000 shares of Common Stock owned by Claire Minella, (iii) 250,000 shares of Common Stock owned by Heather Minella and (iv) 50,000 shares of Common Stock owned by Robin Marshlow; however, EPP disclaims such beneficial ownership of such shares pursuant to Rule 13d-4.

         (b) EPP holds sole voting and dispositive power with respect to the Securities by virtue of its direct ownership of such shares.

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(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be filed as Exhibits.

         Not applicable.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 15, 2001                                             EEL POINT PARTNERS INC.



                                                         By: /s/ Keith Minella
                                                             -------------------
                                                             Keith Minella
                                                             Director